UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 14, 2022

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

390 S. Liberty Street, Suite 100

Winston-Salem, NC 27101

(Full mailing address of principal executive offices)

(336) 477-2535

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 1. FUNDAMENTAL CHANGES

Real Estate Purchase Agreement

On June 14, 2022 (the “Effective Date”), HC Government Realty Trust, Inc., a Maryland corporation (the “Company”), through HC Government Realty Holdings, LP, a Delaware limited partnership and the Company’s operating partnership (the “Buyer”), entered into a Real Estate Purchase Agreement (the “Purchase Agreement”) with the sellers listed on Exhibit “A” thereto (each, a “Seller,” and collectively, the “Sellers”), companies not affiliated with the Company or the Buyer, to purchase eight properties (each, a “Property,” and collectively, the “Properties”) leased to the U.S. Government for use by the Department of Veterans Affairs for an aggregate purchase price of approximately $97.7 million (the “Purchase Price”). The Purchase Price is subject to adjustment in the event of variances to the Sellers’ represented net operating income for the Properties or if a Seller executes a lease amendment involving the construction of new square footage at a Property. The Company anticipates closing on each of the Properties separately between the third quarter of 2022 and the third quarter of 2023. The Company can give no assurance that any or all of the closings on the Properties will occur within this timeframe, or at all. The Company expects to fund the Purchase Price through a combination, to be determined at closing, of cash on the balance sheet and borrowings under the Company’s credit facility.

The material terms of the Purchase Agreement include: (i) an earnest money deposit from the Buyer of $977,316 due within three business days after the Effective Date and an additional deposit from the Buyer of $977,316 (collectively, the “Deposit”) due within five business days after the expiration of the 47-day due diligence period after the Effective Date (the “Due Diligence Period”); (ii) a closing date with respect to each Property that is the first business day following the date that is 15 days after the later to occur of (a) the expiration of the Due Diligence Period; (b) the date such Property becomes a Completed Property (as defined in the Purchase Agreement); (c) if the Buyer has not elected to terminate the Purchase Agreement with respect to such Property in accordance with the terms of the Purchase Agreement, the date that is 15 business days following receipt of the Seller Response Notice (as defined in the Purchase Agreement) to the Buyer’s Title Objection Notice (as defined in the Purchase Agreement) or the date that the Seller Response Notice is due pursuant to the Purchase Agreement; or (d) such other date mutually agreed upon by the Buyer and the applicable Seller; (iii) an ability for the Buyer to terminate the Purchase Agreement at any time prior to the expiration of the Due Diligence Period and, upon such termination, the return of the full Deposit to the Buyer; and (iv) an ability of the Buyer or a Seller, as applicable, to terminate the Purchase Agreement as to the applicable Property upon the uncured default of the Seller or the Buyer, as applicable. The Purchase Agreement also contains indemnification provisions, including those in favor of the Buyer pursuant to which the Sellers, subject to limitations set forth in the Purchase Agreement (including a cap on liability in the amount of 4% of the Purchase Price, subject to certain specified carve-outs), will indemnify the Buyer and its affiliates from losses arising from, among other things, breaches of representations and warranties of the Sellers contained in the Purchase Agreement and breaches of the Sellers’ covenants pursuant to the Purchase Agreement.

On or before the last day of the Due Diligence Period, the Buyer may provide written notice to the Sellers that the Buyer has approved all of the Properties (an “Approval Notice”) or electing to terminate the Purchase Agreement (a “Disapproval Notice”).

Under the Purchase Agreement, the parties have made certain representations, warranties and covenants including those related to the operation of the Properties between the signing of the Purchase Agreement and the applicable closing. The Purchase Agreement includes closing conditions, including, among other things: (i) material compliance by the parties with their respective covenants and agreements under the Purchase Agreement; (ii) material accuracy of each party’s representations and warranties under the Purchase Agreement; (iii) satisfaction of all conditions to the transfer of each Seller’s interest as “Lessor” and “Landlord” under the applicable Property lease; and (iv) there being no material adverse change in the physical condition of the applicable Property through the closing, subject to limited exceptions set forth in the Purchase Agreement.

The foregoing summary description of the Purchase Agreement is not complete and is qualified in its entirety by the actual terms of the Purchase Agreement, which is filed as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated by reference herein.

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Membership Interest Purchase and Sale Agreement

Also on the Effective Date, the Company, through the Buyer, entered into a Membership Interest Purchase and Sale Agreement (the “MIPA”) with Catalyst Encore LLC, a Delaware limited liability company, Catalyst Government Properties LLC, a Delaware limited liability company, Veterans Appreciation Fund LP, a Delaware limited partnership, and Encore VA Services LLC, a Delaware limited liability company (collectively, the “MIPA Sellers”), companies not affiliated with the Company or the Buyer, to purchase 100% of the membership interests of VAF 2495 Gen Armistead Ave LLC, a Delaware limited liability company (the “MIPA Property Owner”) that holds legal title to an approximately 19,444 square foot single-story office building located in Norristown, Pennsylvania leased to the U.S. Government for use by the Department of Veterans Affairs (the “Norristown Property”), for a purchase price of approximately $6.5 million (the “MIPA Purchase Price”), subject to adjustment based on the post-closing recalculation of the net operating income for the Norristown Property. The Company anticipates closing the transaction during the third quarter of 2022. The Company can give no assurance that the closing will occur within this timeframe, or at all. The Company expects to fund the MIPA Purchase Price through a combination, to be determined at closing, of cash on the balance sheet and borrowings under the Company’s credit facility.

The material terms of the MIPA include: (i) an initial deposit from the Buyer of $64,755 due within three business days after the Effective Date and an additional deposit from the Buyer of $64,755 (collectively, the “MIPA Deposit”) due within five business days after the expiration of the Due Diligence Period; (ii) a closing date that is the first business day following the date that is 15 days after the later to occur of (a) the expiration of the Due Diligence Period; (b) if the Buyer has not elected to terminate the MIPA in accordance with the terms of the MIPA, the date that is 15 business days following receipt of the Sellers’ Response Notice (as defined in the MIPA) to the Buyer’s Title Objection Notice (as defined in the MIPA) or the date that the Sellers’ Response Notice is due pursuant to the MIPA; or (c) such other date mutually agreed upon by the Buyer and the MIPA Sellers; (iii) an ability for the Buyer to terminate the MIPA at any time prior to the expiration of the Due Diligence Period and, upon such termination, the return of the full MIPA Deposit to the Buyer; and (iv) an ability of the Buyer or the MIPA Sellers, as applicable, to terminate the MIPA upon the uncured default of the MIPA Sellers or the Buyer, as applicable. The MIPA also contains indemnification provisions, including those in favor of the Buyer pursuant to which the MIPA Sellers, subject to limitations set forth in the MIPA (including a cap on liability in the amount of 4% of the MIPA Purchase Price, subject to certain specified carve-outs), will indemnify the Buyer and its affiliates from losses arising from, among other things, breaches of representations and warranties of the MIPA Sellers contained in the MIPA and breaches of the MIPA Sellers’ covenants pursuant to the MIPA.

On or before the last day of the Due Diligence Period, the Buyer may provide an Approval Notice to the MIPA Sellers that the Buyer has approved the Norristown Property or a Disapproval Notice indicating the Buyer’s election to terminate the MIPA.

Under the MIPA, the parties have made certain representations, warranties and covenants including those related to the operation of the Norristown Property between the signing of the MIPA and the closing. The MIPA includes closing conditions, including, among other things: (i) material compliance by the parties with their respective covenants and agreements under the MIPA; (ii) material accuracy of each party’s representations and warranties under the MIPA; (iii) if applicable, satisfaction of all conditions to the transfer of the MIPA Property Owner’s interest as “Lessor” and “Landlord” under the Norristown Property lease; and (iv) there being no material adverse change in the physical condition of the Norristown Property through the closing, subject to limited exceptions set forth in the MIPA.

Under the Purchase Agreement and the MIPA, the Buyer shall concurrently issue either the Approval Notice under both the Purchase Agreement and the MIPA or the Disapproval Notice under both the Purchase Agreement and the MIPA such that either (i) the Buyer elects to proceed to closing pursuant to the terms of both the Purchase Agreement and the MIPA or (ii) both the Purchase Agreement and the MIPA are terminated prior to the expiration of the Due Diligence Period. An uncured default under the Purchase Agreement shall constitute an uncured default under the MIPA, and an uncured default under the MIPA shall constitute an uncured default under the Purchase Agreement, such that upon such default, the non-defaulting party may terminate both the Purchase Agreement and the MIPA in accordance with the terms thereof.

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The foregoing summary description of the MIPA is not complete and is qualified in its entirety by the actual terms of the MIPA, which is filed as Exhibit 6.2 to this Current Report on Form 1-U and is incorporated by reference herein.

Exhibits

Exhibit No.	Description of Exhibit

6.1	Real Estate Purchase Agreement, by and among HC Government Realty Holdings, LP and each party listed as a “Seller” on Exhibit “A” attached thereto, dated June 14, 2022*

6.2

Membership Interest Purchase Agreement by and among HC Government Realty Holdings, LP, Catalyst Encore LLC, Catalyst Government Properties LLC, Veterans Appreciation Fund LP and Encore VA Services LLC, dated June 14, 2022*

*All schedules and exhibits are omitted. The Company agrees to furnish a supplemental copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

Date: June 21, 2022	By:	/s/ Jacqlyn Piscetelli
	Name:	Jacqlyn Piscetelli
	Title:	Chief Financial Officer, Treasurer and Secretary

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